Exhibit 99.1

StoneCo Announces Transition in Leadership Roles – Thiago Piau to become Board Member and Pedro Zinner to become CEO

Georgetown, Cayman Islands, November 3, 2022 -- StoneCo Ltd. (Nasdaq: STNE) (“Stone” or the “Company”), a leading provider of financial services and software solutions for merchants in Brazil, announced today that:

•	Thiago Piau, the current CEO, will become a Board member of the Company, where he will focus his attention on developing key strategic and financial initiatives to help drive the future expansion of StoneCo.

•	Pedro Zinner, a current Board member of StoneCo, will step-down from the Board and succeed Mr. Piau as CEO. Mr. Zinner will join Stone’s executive team no later than March 31st, 2023 and will begin working closely with Mr. Piau and the management team in a transition period before taking on the CEO role.

Partner of Stone since 2013 and leading the Company since the end of 2017, Mr. Piau has conducted an important cycle of expansion and innovation. Under his leadership, the Company grew its annualized revenue by over 12x to R$9.2 billion in the second quarter of 2022, increased its payments client base from 103,000 to over 2 million clients, launched its suite of banking solutions, and established Stone as the leading retail software provider in Brazil through its acquisition of Linx.

“I have a strong trust in Pedro and think he has an outstanding combination of personal values and leadership capabilities to manage dynamic and growing organizations”, said Mr. Piau. “I believe Pedro is the right person to guide Stone into the next phase of our Company, and I’m excited to work with him and support him in this transition process in the best way possible. I believe Stone is well positioned to deliver strong results and Pedro will really help to lead the team and execute on our business plan. I remain committed to Stone as a partner and board member and look forward to supporting Pedro in this new part of our journey”.

Mr. Zinner was most recently the CEO of Eneva, one of the leading power-generation companies in Brazil, from 2017 to November 2022. During his leadership, Eneva produced strong growth and efficiency, increasing its installed capacity by over 186% and its Return on Equity (ROE) from 1.5% to 17.3%. He has more than 25 years of management and leadership experience in strategy, risk management and finance at Eneva, BG Group, and Vale, which he brings to StoneCo.

“StoneCo has a privileged position in Brazil serving small and medium merchants with recognized customer service excellence and a national distribution footprint. We have the opportunity to do much more to support Brazilian entrepreneurs in their growth journeys,” said Mr. Zinner. “As I transition to the CEO role, I am excited to work with the entire Stone team to continue enhancing the many ways we help Brazilian merchants succeed and delivering value for our shareholders. I look forward to working closely with Thiago, the Board and senior management to lead the organization in its next phase of growth and profitability.”

About StoneCo

StoneCo is a leading provider of financial technology and software solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective information and may include words such as “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” “plan,” “predict,” “project,” “potential,” “aspiration,” “objectives,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Stone’s control.

Stone’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, and our inability to execute successfully upon our strategic initiatives, among other factors.

Contact:

Investor Relations

investors@stone.co

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